15 February 2018

ISSUED ON BEHALF OF RELX PLC AND RELX N.V.

Announcement of Non-Discretionary Share Buyback Programme

RELX PLC and RELX N.V. (the "Companies") announce in compliance with the EU Market Abuse Regulation that they will implement an irrevocable, non-discretionary programme to repurchase their respective ordinary shares up to the value of £225 million in total between 15 February 2018 and 17 April 2018 (the "Programme").  This follows the successful completion of a £100 million non-discretionary programme on 12 February 2018.  Both programmes are part of the £700 million to be deployed on share buybacks in 2018, as announced on 15 February 2018.

The ratio of the respective ordinary shares to be bought back by each of the Companies over the course of the Programme will be set by reference to the Companies’ respective economic interests in RELX Group plc. The purpose of the Programme is to reduce the capital of the Companies. The Companies intend that shares purchased will be held in treasury.

Any share purchases will be made by the Companies within certain pre-set parameters and in accordance with the general authorities of the Companies to repurchase shares granted by shareholders at the RELX PLC Annual General Meeting held on 20 April 2017 and the RELX N.V. Annual General Meeting held on 19 April 2017 which, taking into account shares purchased subsequent to these meetings, permit the Companies to purchase no more than 97.8 million ordinary shares of RELX PLC and 86.5 million ordinary shares of RELX N.V. Any share purchases effected by the Companies will be in accordance with the EU Market Abuse Regulation and, in addition, any share purchases effected by RELX PLC will be in accordance with Chapter 12 of the UK Listing Rules.

-ENDS-

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